Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 6, 2017 in connection with their beneficial ownership of Biodelivery Sciences Int’l, Inc., Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy Johnson
Amy Johnson
Title:	Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Title:	Chief Operating Officer and Managing Director